# Reliance
Industries Limited

RECEIVED
2009 MAR -5 A 8:25

February 28, 2009

**File No.82-3300**

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

09045481

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 36 | February 27, 2009 | Intimating that a Board Meeting will be held on March 2, 2009, inter alia, to consider and recommend the amalgamation of Reliance Petroleum Limited with the Company. |
| 2 | Clause 36 | February 28, 2009 | Media Release titled "RIL to buy back Chevron's stake in RPL" |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

February 27, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No: 2272 3121 / 2272 2037

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 / 38

Dear Sirs,

**Sub: Board Meeting**

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on **Monday, March 2, 2009**, inter alia, to consider and recommend the amalgamation of **Reliance Petroleum Limited** with the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

London Stock Exchange plc
10 Paternoster Square
London EC4M 7LS
Fax No. :

# Reliance
Industries Limited

February 28, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: "RELIANCE EQ"
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "RIL to buy back Chevron's stake in RPL" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No. 00352 473298

# Media Release

Reliance
Industries Limited

## RIL to buy back Chevron's stake in RPL

**Mumbai February 27, 2009:** Reliance Industries Limited (RIL) today announced that it shall , purchase 22.50 crore equity shares of Reliance Petroleum Limited (RPL), constituting 5 per cent of RPL's equity from Chevron India Holdings Pte Limited Singapore, a wholly owned subsidiary of Chevron Corporation (Chevron), in accordance with the provisions of Equity Investment Agreement amongst Chevron, RPL and RIL.

Chevron had acquired these shares in RPL from RIL in April 2006, in terms of the Equity Investment Agreement. As per this agreement RPL and Chevron were to enter into crude supply and product off-take agreements. On execution of these crude supply and product off-take agreements and certain other agreements, Chevron was to purchase additional equity shares of RPL from RIL raising its stake to 29 % in RPL. The Equity Investment Agreement also provided that, in case these agreements are not executed, Chevron shall sell and RIL shall buy the 5 per cent shares of RPL.

Chevron, RIL and RPL have jointly decided not to proceed with the conclusion of these agreements. Consequently, RIL shall purchase 22.50 crore shares of RPL from Chevron. After such purchase, RIL's holding in RPL will increase from 70.38 per cent to 75.38 per cent.

RPL project has been completed in line with its planned target date of December 2008 and is in the final stages of full commissioning. RIL, with its experience in sourcing of crude and placement of refined products in international markets for the existing refinery at Jamnagar, has chalked out strategy for sourcing of crude, product optimization and placement of products for both the refineries of RIL and RPL.

**Reliance Industries Limited (RIL)**

RIL is India's largest private sector company on all major financial parameters with a turnover of Rs.139,269 crore (US$ 34.71 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excl. exceptional income) of Rs15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 150 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

*Key Contacts:* Manoj Warrier
Neucom Consulting
+91 9821414954
manoj@neucomconsulting.com



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